               Section 240.14a-101  Schedule 14A.
          Information required in proxy  statement.
                 Schedule 14A Information
   Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934
                        (Amendment No. 1)
Filed by the Registrant [ ]
Filed by a party other than the Registrant [X]
Check the appropriate box:
[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section
     240.14a-12

                 MAXICARE HEALTH PLANS, INC.
 .................................................................
     (Name of Registrant as Specified In Its Charter)

                      PAUL R. DUPEE, JR.
 .................................................................
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):
[X]  No fee required
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
           and 0-11

     (1) Title of each class of securities to which transaction applies:


     ............................................................

     (2) Aggregate number of securities to which transaction applies:


     .......................................................

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):


     .......................................................

     (4) Proposed maximum aggregate value of transaction:


     .......................................................

     (5)  Total fee paid:


     .......................................................

[ ]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          (1) Amount Previously Paid:


          .......................................................

          (2) Form, Schedule or Registration Statement No.:


          .......................................................

          (3) Filing Party:


          .......................................................

          (4) Date Filed:


          .......................................................

                              CONSENT SOLICITATION
                               IN CONNECTION WITH
               THE INCREASE IN THE AUTHORIZED NUMBER OF DIRECTORS,
                   THE AMENDMENT OF BYLAWS AND THE ELECTION OF
                    DIRECTORS OF MAXICARE HEALTH PLANS, INC.

                                   -----------

                            SOLICITATION STATEMENT OF
                             MR. PAUL R. DUPEE, JR.

                                   -----------


        This Solicitation Statement and the accompanying GOLD Consent Card are being furnished to holders (the "Shareholders") of outstanding common stock, par value $.01 per share (the "Common Stock"; shares thereof are referred to herein as the "Shares"), of Maxicare Health Plans, Inc., a Delaware corporation ("Maxicare" or the "Company"), on April __, 1998 by Mr. Paul R. Dupee, Jr. (the "Soliciting Shareholder") in connection with the solicitation of written consents ("Consents") of the Shareholders to enact the proposals listed below (the "Proposals"). The purpose of the Proposals is to elect a majority of the Company's Board of Directors (the "Board"), who are committed, subject to their fiduciary duties, to pursuing strategic alternatives to enhance shareholder value, including a business combination or a sale of the Company or its assets. The Proposals are (1) a proposal to repeal any amendments to the bylaws of the Company adopted by the Board since February 1, 1998; (2) a proposal that would add 10 new directors, thereby increasing the authorized number of directors on the Board from 7 to 17, and would clarify that the Shareholders may fill the resulting new directorships by written consent in lieu of a meeting; and (3) a proposal to fill the directorships created by the increase in the authorized number of directors on the Board with Soliciting Shareholder Nominees (defined below).

        The Soliciting Shareholder believes that a strategic transaction, such as a business combination or a sale of the Company or its assets, would enhance shareholder value, based on values that have been obtained in the past in transactions involving other companies in Maxicare's industry. However, the Soliciting Shareholder and the other Soliciting Shareholder Nominees (defined below) have no specific plans for such a transaction, nor are they presently engaged in discussions with potential parties to such a transaction, and there is no assurance that if the Proposals are adopted, such a transaction will be effected or will result in Shareholders receiving proceeds substantially greater than the current market price of the Company's stock. If the Soliciting Shareholder Nominees are elected to the Board and such a transaction cannot be effected on favorable terms, the nominees will seek to operate the Company's business profitably while pursuing opportunities to engage in a strategic transaction on terms advantageous to Shareholders.

        The Board recently adopted a "Poison Pill" that includes a "Dead Hand Clause" that would enable existing directors and their designated successors to block certain strategic transactions, even if a new Board majority is elected. The Soliciting Shareholder believes that the Dead Hand Clause is legally invalid and is seeking a declaratory judgment to that effect in Delaware Chancery Court. See "Certain Litigation." The Soliciting Shareholder has received an opinion from Messrs. Potter, Anderson & Corroon, his Delaware counsel, that although there are no Delaware decisions directly on point, it is their opinion that the Dead Hand Clause in the Maxicare Poison Pill is not valid under Delaware law. If the court upholds the Dead Hand Clause, there could be an adverse impact on the implementation or timing of the Company's strategic plans since a Board majority consisting of Soliciting Shareholder Nominees would not be able unilaterally to approve certain strategic transactions, such as tender offers. However, other strategic transactions, such as asset sales to unaffiliated third parties and mergers in which no shareholder acquires 15% of the Company's Shares, would not trigger the Poison Pill and therefore would not be affected by the Dead Hand Clause. See "The Maxicare Rights Plan."

                                CONSENT PROCEDURE


        Section 228 of the General Corporation Law of the State of Delaware (the "GCL") states that, unless otherwise provided in the certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, shall be signed by holders of outstanding stock having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.


        The Company's restated certificate of incorporation does not restrict the right of the Company's Shareholders to take action by written consent.


        In a counterclaim asserted in an action brought by the Soliciting Shareholder in Delaware Chancery Court, the Company is seeking a declaratory judgment that Shareholders must comply with the advance notice requirements for proposals or nominations at stockholders' meetings, which are contained in
Article II, Section 14 of the Bylaws, in order to amend the Bylaws or elect directors by written consent. If the position asserted by the Company in this counterclaim were correct, the Shareholders could not adopt the Proposals through this Consent Solicitation since the Soliciting Shareholder has not complied with these advance notification requirements.

        The Soliciting Shareholder has received an opinion from Messrs Potter, Anderson & Corroon, his Delaware counsel, to the effect that Shareholders are not required to comply with such advance notice requirements in order to amend the Bylaws or elect directors by written consent. In that opinion, Delaware counsel expresses the view that these requirements are not applicable to actions by written consent of shareholders since the time limits contained in these requirements all relate to meeting dates that have no relationship to the timing of a consent solicitation. Delaware counsel also expresses the view that to the extent the advance notice requirements were construed as applying to stockholder action by written consent, these requirements would be deemed to violate Section 228 of the Delaware General Corporation Law. That section gives shareholders the right to act by written consent "without a meeting, without prior notice and without a vote," unless otherwise provided in the certificate of incorporation" (emphasis added). Finally, if the advance notice requirements were deemed validly to apply to shareholder action by written consent to fill newly created directorships, Delaware counsel is of the opinion that Shareholders can eliminate such requirements by a Bylaw amendment adopted prior to or simultaneously with the election of a Board candidate as to which timely notice was not submitted. That opinion is principally based on the fact that the pertinent language, serving as the basis for a claim that such requirements apply to such shareholder action, expresses an eligibility requirement for serving as a director.

                               RECENT DEVELOPMENTS


        On March 28, 1998, after the Soliciting Shareholder filed a preliminary consent solicitation statement with the Securities and Exchange Commission, the Board purported to adopt amendments (the "March Bylaw Amendments") to the bylaws of the Company (the "Bylaws") that would increase the vote required to adopt the Proposals from 50% to 80% of the outstanding Shares. Such amendments are hereinafter referred to as the "March Bylaw Amendments." The Bylaws, as they existed prior to the adoption of the March Bylaw Amendments, are hereinafter referred to as the "Preexisting Bylaws."


        Specifically, the Board amended Article III, Section 2 of the Bylaws to require the affirmative vote of holders of 80% of the outstanding Shares to change the number of authorized directors. The Board also amended Article IX,
Section 1 of the Bylaws to require the affirmative vote of holders of 80% of the outstanding Shares to amend either Article II, Section 14, which establishes notice requirements for stockholder business and nominations at stockholder meetings, or Article III, Section 2, which deals with the number of directors on the Board. The March Bylaw

Amendments shall cease to be effective at the close of the 1999 annual meeting of stockholders unless approved by holders of a majority of the outstanding Shares prior to that time.

        The Soliciting Shareholder has received an opinion from Messrs. Potter, Anderson & Corroon, his Delaware counsel, that the March Bylaw Amendments are not legally valid. That opinion is based in part on the view that the Board could not meet its burden under Blasius Industries, Inc. v. Atlas Corporation, Del. Ch., 564 A.2d 651 (1988), of demonstrating a compelling justification for actions undertaken for the primary purpose of impeding the exercise of stockholder voting power. That opinion is also based on Delaware counsel's view that, although there are no decisions on point, Section 109(a) of the Delaware General Corporation Law bars directors from imposing a supermajority voting requirement for stockholder amendments to the bylaws of a Delaware corporation. The pertinent language of Section 109(a) states that the fact that the power to adopt, amend or repeal bylaws has been imposed on the board "shall not divest stockholders of the power, nor limit their power to adopt, amend or repeal bylaws" (emphasis added).


                      VOTE REQUIRED TO ENACT THE PROPOSALS

Proposal 1--Bylaw Repeal Proposal


        Proposal 1 proposes to repeal any amendments to the Bylaws adopted by the Board since February 1, 1998. Holders of fifty percent of the outstanding Shares can amend or repeal the Bylaws, except for certain provisions that can only be amended by holders of 80% of the outstanding Shares (provisions that can only be amended or repealed by majority vote are hereinafter referred to as "50% Provisions"; provisions that can be amended or repealed by 80% vote are hereinafter referred to as "80% Provisions"). See "Proposals -- Bylaw Repeal Proposal." Accordingly, the vote required to adopt the Bylaw Repeal Proposals depends on whether the provisions being repealed are 50% Provisions or 80% Provisions.

        Certain of the March Bylaw Amendments involve 80% Provisions. The other March Bylaw Amendments involve 50% Provisions under the Preexisting Bylaws that would become 80% Provisions pursuant to the March Bylaw Amendments. Therefore, if the March Bylaw Amendments were valid, the affirmative vote of holders of 80% of the outstanding Shares would be required to repeal the March Bylaw Amendments.

        The Soliciting Shareholder believes that the March Bylaw Amendments are legally invalid and that the Preexisting Bylaws therefore remain in effect. See "Recent Developments." Under the Preexisting Bylaws, any amendment that does not amend Article II, Section 3 (special meetings of stockholders) or Article IX,
Section 1 or 2 (amendments) of the Bylaws may be repealed by the holders of a majority of outstanding Shares.

        If the Board adopts additional amendments to the Bylaws, the vote required to repeal those amendments will also depend on whether such amendments involve 50% Provisions or 80% Provisions.


Proposal 2--Board Increase Proposal


        Proposal 2 would (a) exercise the Shareholders' right under the Bylaws to add 10 new directors, thereby increasing the number of directors on the Board to 17, and (b) adopt an amendment to the Bylaws effectuating the same increase in the authorized number of directors on the Board and clarifying the right of Shareholders to fill the resulting newly-created directorships by written consent in lieu of a meeting. Under the Preexisting Bylaws, the Board Increase Proposal would involve only 50% Provisions and thus may be enacted by the holders of a majority of the outstanding Shares by written consent. See "Proposals -- Board Increase Proposal." However, if the Board has validly adopted the March Bylaw Amendments, the vote of holders of 80% of the outstanding Shares would be required to adopt the Board Increase Proposal. See "Recent Developments."


Proposal 3--Filling of Newly-Created Directorships Proposal


        Proposal 3 proposes to fill the directorships created by the increase in the number of directors effected by Proposal 2 with the Soliciting Shareholder Nominees (defined below). The Soliciting Shareholder believes that under the Company's restated certificate of incorporation and the Bylaws, the holders of a majority of the outstanding Shares are entitled to fill such directorships, and the bylaw amendment enacted by Proposal 2 will clarify that Shareholders may take such action by written consent. See "Proposals--Filling of Newly-Created Directorships Proposal." The Company has indicated that it believes that Shareholders cannot fill newly-created directorships by written consent because the Soliciting Shareholder has not complied with the advance notice requirements contained in Article II, Section 14 of the Bylaws. See "Consent Procedure."

        THIS SOLICITATION STATEMENT AND THE ACCOMPANYING GOLD CONSENT CARD ARE FIRST BEING SENT TO SHAREHOLDERS ON OR ABOUT APRIL __, 1998. CONSENTS SHOULD BE DELIVERED AS PROMPTLY AS POSSIBLE, BY MAIL (USING THE ENCLOSED ENVELOPE), TO THE SOLICITING SHAREHOLDER'S CONSENT SOLICITOR, MACKENZIE PARTNERS, INC. ("MACKENZIE"), 156 FIFTH AVENUE, NEW YORK, NEW YORK 10010, FAX (212) 929-0308.


                          REASONS FOR THE SOLICITATION

        The purpose of the Solicitation is to elect a majority of directors who would be committed, subject to their fiduciary duties, to pursuing strategic alternatives to enhance shareholder value, including a business combination or sale of the Company or its assets.

        The Soliciting Shareholder seeks to accomplish this purpose by adopting the Proposals, which would (1) add 10 new directors to the Board, thereby increasing the authorized number of directors to 17 and (2) fill the resulting new directorships with the Soliciting Shareholder Nominees (defined below), who would constitute a Board majority.


        The Soliciting Shareholder believes that the policies followed by the Board in recent years have failed to maximize shareholder value. Between March 10, 1997 and March 18, 1998, the last trading day prior to the announcement of this Consent Solicitation, the closing bid price of the Common Stock on NASDAQ fell from $233/8 to $11 1/4, a drop of 51.87%. During that same period, the Morgan Stanley HMO Index, which tracks the average stock market performance of companies in the Company's industry, increased by 4%. There has also recently been a sharp decline in the Company's operating results. According to the Company's Form 10-K filed on March 31, 1998, the Company reported a net loss of $35,081,000 for the year ended December 31, 1997, compared with net income of $19,425,000 for the same period in 1996.

        The Soliciting Shareholder believes that the Company could increase shareholder value by engaging in a business combination with, or sale to, another company in the managed health care business, because the Soliciting Shareholder believes that the memberships in the Company's HMOs are likely to be given a higher value in such a transaction than is reflected in the current market price of the Company's stock. In addition, the Soliciting Shareholder believes that such a transaction would improve the utilization of the Company's net operating loss carryforward, which is presently providing little value to the Company because of the Company's low level of profitability.

        The Soliciting Shareholder did not attempt, prior to filing the preliminary Consent Solicitation Statement with the Securities and Exchange Commission, to persuade the Board to adopt a policy of seeking to maximize shareholder value through strategic transactions, because he believed that the Board was committed to following its present policies.


                    SHAREHOLDERS ENTITLED TO EXECUTE CONSENTS

        Article II, Section 11 of the Bylaws generally authorizes the Board to select the record date for determining Shareholders entitled to give written consents. Such record date shall not be more than ten days from the date upon which the resolution fixing such record date is adopted by the Board. However,
Section 11 also provides that if no record date has been fixed by the Board, the record date shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is submitted to the Company.

        On March 19, 1998, a signed consent setting forth the actions to be taken pursuant to this Consent Solicitation and dated March 19, 1998 was submitted to the Company by the Soliciting Shareholder. Therefore, March 19, 1998 is
the record date for this Consent Solicitation and persons holding Shares on such date shall be entitled to give consents pursuant to this Consent Solicitation. Under the GCL, action by written consent is not effective unless written consents from the holders of the requisite number of shares are delivered to the corporation within 60 days of the earliest dated consent delivered to the corporation.

        By executing and returning the Consent Card to MacKenzie you will be consenting to enact the Proposals.

        If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can execute a Consent Card for such shares and will do so only upon receipt of your specific instructions. Accordingly, you are asked to contact the person responsible for your account and instruct that person to execute the GOLD Consent Card.

        THE FAILURE TO EXECUTE AND RETURN THE GOLD CONSENT CARD WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS.

                                    PROPOSALS

1.  BYLAW REPEAL PROPOSAL.

                            (Item 1 on Consent Card)

SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON A RESOLUTION REGARDING THE REPEAL OF BYLAWS ADOPTED BY THE BOARD SINCE FEBRUARY 1, 1998:

        "Resolved, that pursuant to the Bylaws of the Company, the stockholders of the Company hereby repeal Bylaw amendments adopted by the Board of Directors since February 1, 1998."

               The purpose of the Bylaw repeal proposal (the "Bylaw Repeal Proposal") is to prevent the Board from interfering with the implementation of the Proposals being acted upon by the Shareholders pursuant to this Consent Solicitation. Assuming that the March Bylaw Amendments, which were adopted by the Board on March 28, 1998, were validly enacted, they would be repealed by the Bylaw Repeal Proposal. This Proposal would also repeal any other Bylaw amendments adopted by the Board between February 1, 1998 and the date on which the Bylaw Repeal Proposal is enacted.

        The Soliciting Shareholder believes that the March Bylaw Amendments were not in the best interests of Shareholders because such amendments, if valid, would impede Shareholders' ability to change the composition of the Board. The Soliciting Shareholder also believes that in adopting the March Bylaw Amendments, the Board showed that it is attempting to interfere with Shareholders' exercise of that right, and, therefore, other Bylaw amendments adopted by the present Board are also likely to be contrary to Shareholders' best interests.

        The Soliciting Shareholder is not aware of any other Bylaw amendments adopted by the Board since February 1, 1998. If the Board adopts amendments to the Bylaws and the Soliciting Shareholder becomes aware of such amendments prior to the adoption of the Bylaw Repeal Proposal, the Soliciting Shareholder will take reasonably practicable efforts to send Shareholders additional materials describing such amendments and the effect that the Bylaw Repeal Proposal would have in relation to such amendments.

Vote Required to Adopt the Bylaw Repeal Proposal.


        If the March Bylaw Amendments were valid, the affirmative vote of holders of 80% of the outstanding Shares would be required to repeal the March Bylaw Amendments. See "Vote Required to Enact the Proposals - Proposal 1 - Bylaw Repeal Proposal."

        The Soliciting Shareholder believes that the March Bylaw Amendments are legally invalid and that the Preexisting Bylaws therefore remain in effect. See "Certain Litigation." Under the Preexisting Bylaws, any amendment that does not amend Article II, Section 3 or Article IX, Section 1 or 2 may be enacted by holders of a majority of the outstanding Shares entitled to vote. The full text of Article II, Section 3 and Article IX, Section 1 of the Preexisting Bylaws is attached hereto as Exhibit B.


2.  BOARD INCREASE PROPOSAL

                            (Item 2 on Consent Card)

SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON A RESOLUTION INCREASING THE AUTHORIZED NUMBER OF DIRECTORS ON THE BOARD BY TEN AND CLARIFYING THAT THE SHAREHOLDERS MAY FILL VACANCIES ON THE BOARD AND NEWLY-CREATED DIRECTORSHIPS BY WRITTEN CONSENT IN LIEU OF A MEETING:

        "Resolved, that pursuant to the Bylaws of the Company, the stockholders of the Company hereby increase the authorized number of directors on the Board by 10, thereby increasing the authorized number of directors to 17, and hereby amend the Bylaws by deleting Article III, Section 2 thereof in its entirety and replacing the same with the following effective immediately:

               `Section 2. Number of Directors. The number of directors which shall constitute the Board of Directors of the Corporation shall be 17. The number of directors may from time to time be changed, by resolution of the Board of Directors or a majority vote of the outstanding shares entitled to vote thereon. The directors shall, except for filling vacancies (whether resulting from resignations, removals or otherwise) and directorships created by an increase in the authorized number of directors, be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor is elected and qualifies. Directors need not be stockholders. Notwithstanding anything to the contrary in these Bylaws, the requirements of Article II, Section 14 shall not apply to nominees selected to fill vacancies or newly-created directorships by written consent of the holders of a majority of the outstanding shares entitled to vote.'"


        The Board Increase Proposal would increase the number of directors by 10 to 17, so the Shareholders can elect a new Board majority. The Proposal also expressly provides that Shareholders acting by written consent to fill newly-created directorships or vacancies on the Board need not comply with requirements in the Bylaws for giving the Company advance notice of nominations of candidates to be elected to the Board at annual or special shareholders' meetings. The Soliciting Shareholder seeks such clarification because there is language in the Bylaws that could be interpreted as meaning that only persons nominated in accordance with such requirements are eligible to serve as directors.

        Article FIFTH, paragraph A of the Company's certificate of incorporation provides, "The number of directors which shall constitute the board of directors of the Corporation (the "Board") shall be fixed in accordance with the Bylaws of the Corporation." Article III, Section 2 of the Bylaws provides that the authorized number of directors shall initially be nine and may be changed by Board resolution or vote of a majority of the outstanding shares. The Company's proxy statement for the 1997 annual meeting stated that the Board had established the authorized number of directors at seven. The Soliciting Shareholder seeks shareholder approval to increase the number of authorized directors by 10 to 17 and to amend the Bylaws to reflect that increase.

        Article III, Section 3 of the Bylaws provides that vacancies on the
Board "may be filled in the manner provided in the Certificate of Incorporation
 . . . A vacancy or vacancies in the Board of Directors is deemed to exist in the case of the death, resignation, or removal of any director or if the authorized number of directors be increased . . . ." Article FIFTH, paragraph C of the
Company's certificate of incorporation provides that "Any vacancies occurring in the Board for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the Board, acting by a majority of the directors then in office, although less than a quorum or by the stockholders, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified." The full text of Article FIFTH, Paragraphs A and C are attached hereto as Exhibit C.

        Under Section 228 of the GCL, unless otherwise provided in the certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders "may be taken without a meeting, without prior notice and without a vote" by written consent of holders of the required number of shares (emphasis added). See "Consent Procedure." The Company's restated certificate of incorporation does not limit the Shareholders' ability to act by written consent in lieu of a meeting.

        Article II, Section 14(c) of the Bylaws presently provides that "Only persons who are nominated in accordance with the procedures set forth in this bylaw shall be eligible to serve as directors. . . ." The procedures set forth in Article II, Section 14 concern the nomination of persons for election to the Board at annual or special meetings of stockholders. They require that nominations and proposals for consideration by Shareholders at annual or special meetings be submitted to the corporate secretary during a specified time period preceding the meeting date or the anniversary of the prior year's annual meeting. To clarify Article II, Section 14 of the Bylaws, Article III, Section 2 of the Bylaws is proposed to be amended to provide that the requirements of
Article II, Section 14 shall not apply to nominees selected by written consent of shareholders to fill vacancies on the Board and newly-created directorships.

        The Company has sought a declaratory judgment that the Soliciting Shareholder's proposals to amend the Bylaws and elect an additional ten directors are invalid under Delaware law, based in part on the view that the Soliciting Shareholder must comply with the advance notice requirements of
Article II, Section 14 of the Bylaws in order to elect directors by written consent, whether or not the Board Increase Proposal is adopted. The Soliciting Shareholder has received an opinion from Messrs Potter, Anderson & Corroon, his Delaware counsel, to the effect that those requirements do not apply to the election of directors by Shareholders written consent and that if they did apply, Shareholders can eliminate such requirements by a Bylaw amendment adopted prior to or simultaneously with the election of a Board candidate as to which timely notice was not submitted. See "Consent Procedure."

        If the Company prevails in its argument that the advance notice requirements apply to the election of directors pursuant to this Consent Solicitation, any newly-created directorships resulting from adoption of the Board Increase Proposal may not be filled by Shareholders pursuant to this Consent Solicitation since the Soliciting Shareholder has not complied with those advance notification requirements. Instead, those directorships may be filled by the existing Board or by Shareholders voting at a meeting of shareholders.


Vote Required to Adopt the Board Increase Proposal.


        Under the Preexisting Bylaws, the Board Increase Proposal would involve only 50% Provisions and thus may be enacted by holders of a majority of outstanding Shares. The full text of Article II, Section 14 and Article III,
Section 2 of the Preexisting Bylaws is attached hereto as Exhibit B. If the March Bylaw Amendments were valid, however, an 80% vote of Shareholders would be required to enact the Board Increase Proposal. See "Vote Required to Enact the
Proposals: Proposal 2 - Board Increase Proposal."


3.  FILLING OF NEWLY-CREATED DIRECTORSHIPS PROPOSAL.

                            (Item 3 on Consent Card)

SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON A RESOLUTION REGARDING THE FILLING OF NEWLY-CREATED DIRECTORSHIPS:

        "Resolved, the stockholders hereby elect the Soliciting Shareholder Nominees (the "Nominees") to fill the new directorships on the Board created by the adoption of the resolution proposed by Paul R. Dupee, Jr. amending the Bylaws to increase the size of the Board. The Nominees, once on the Board, shall hold such office until each of their successors has been elected and qualified or until their earlier resignation or removal."

        The Soliciting Shareholder proposes for election the following persons (the "Soliciting Shareholder Nominees") to the Board to fill the newly-created directorships. Unless otherwise indicated, the address of each of the Soliciting Shareholder Nominees is care of the Soliciting Shareholder, 10 Wilton Row, London, SW1X 7NR, England. The Nominees shall seek to have the Board assign them to classes as indicated below.




NAME                    AGE     PRINCIPAL OCCUPATION AND EMPLOYMENT                      CLASS
----                    ---     -----------------------------------                      -----
George H. Bigelow       55       Mr. Bigelow has served as President, Chief                 I
                                 Operating Officer and Director of Americana
                                 Hotels and Realty Corporation, a
                                 publicly-traded real estate investment trust
                                 located in Boston, Massachusetts since March
                                 1986. In March 1997, he became Chief Financial
                                 Officer of that company. He was the President
                                 of Americana Corporation from 1986 until 1997.
                                 Since January 1998, Mr. Bigelow has been a
                                 Manager/Member of the Americana Group, LLC. In
                                 addition, Mr. Bigelow served on the Board of
                                 Directors of Newton-Wellesley Hospital from
                                 1986 until 1996, and was Chairman of the Board
                                 from 1991 until 1993.


Robert M. Davies        47       Robert M. Davies is Managing Director of The             III
                                 Menai Group LLC, a merchant banking firm.
                                 Mr. Davies was the Vice President of Wexford
                                 Capital Corporation, an investment manager to
                                 several private investment funds, from 1994 to
                                 March 1997. From September 1993 to May 1994 he
                                 was Managing Director of Steinhardt
                                 Enterprises, Inc., an investment company, and
                                 from 1987 to August 1993, he was Executive Vice
                                 President of The Hallwood Group Incorporated, a
                                 merchant banking firm. Mr. Davies is a Director
                                 and Chairman of Oakhurst Company, Inc. and a
                                 Director of its majority-owned subsidiary,
                                 Steel City Products, Inc.

Paul R. Dupee Jr.       54       Mr. Dupee is a private investor. He has served             I
                                 as a Director of the Lynton Group, Inc. since
                                 1996 and has been Chairman since 1998. From
                                 1986 through 1996, Mr. Dupee was Director and
                                 Vice Chairman of the Boston Celtics Limited
                                 Partnership, which owns the National Basketball
                                 Association team the Boston Celtics.


Richard A. Eddy         61       For the last five years, Mr. Eddy has served as           II
                                 Managing General Partner of TPL Properties
                                 Ltd., a real estate company which holds
                                 investment properties world-wide, and as
                                 General Partner of Mesa Verde Villas, a large
                                 apartment project in Orange County California.


Enrique F. Gittes       58       From 1992 to the present, Mr. Gittes has served           II
                                 as a Director of North Atlantic Smaller
                                 Companies Investment Trust Plc, which invests
                                 in special situations and provides venture
                                 capital financing. Since 1993, Mr. Gittes has
                                 been a Director of Denison International Plc, a
                                 manufacturer and distributor of hydraulic pumps
                                 and valves for industrial applications. From
                                 1992 until 1994, Mr. Gittes served as a
                                 Director of Scholl Plc, a manufacturer and
                                 marketer of Dr. Scholl's and other personal
                                 care products. From 1997 to the present, he has
                                 been the Chairman of the Board of Directors of
                                 Synthesis Technologies, Inc., a developer of
                                 software for searching and analyzing free text
                                 in clinical data repositories.

Peter Homick            52       Since 1988, Mr. Homick has worked as an                   I
                                 independent consultant


                                 specializing in the insurance industry. In that
                                 capacity, he served as interim chief executive
                                 officer for Group Health Hospitalization and
                                 Medical Services, Inc., a health care insurer,
                                 and has evaluated investments, provided advice on
                                 operations and strategic planning, identified and
                                 negotiated new business opportunities and assisted
                                 in business dispositions.


Christopher H. Mills    45       Mr. Mills has served as Chief Executive Officer            I
                                 of North Atlantic Smaller Companies
                                 Investment Trust Plc, which invests in special
                                 situations and provides venture capital
                                 financing, since 1984. In addition, he serves
                                 as a Director of American Opportunity Trust
                                 Plc, Compass Plastics & Technologies, Critical
                                 Care Concepts, Gateway Homecare Inc., Oak
                                 Industries, Inc., PS Group Holdings, Inc., W-H
                                 Holdings Inc., Denison International Plc,
                                 Horace Small Apparel Plc, J.O. Hambro Capital
                                 Management Limited and Moss Financial Services
                                 Ltd.

Claudia M. Perkins      39       Since 1992, Ms. Perkins has been an independent           II
                                 consultant specializing in publishing and
                                 research. She has completed projects in the
                                 United Kingdom and Mexico. Ms. Perkins has been
                                 a Director of J.O. Hambro Capital Management
                                 Limited since 1995 and is the designated fund
                                 manager for Oryx International Growth Fund
                                 Limited, for which J.O. Hambro Capital
                                 Management Limited serves as investment manager.


Lawrence I. Sosnow      63       From 1975 until 1994, Mr. Sosnow was the Chief           III
                                 Executive Officer of Patient Care, Inc., a
                                 New Jersey home health services provider. Since
                                 1995, he has been Vice Chairman of that
                                 company's board of directors. In addition,
                                 since 1997, Mr. Sosnow has served as Vice
                                 Chairman of the board of directors of Athena
                                 Healthcare, Inc., which is in the business of
                                 physician practice management. From 1990 until
                                 1993, he was a dialysis provider for the Upper
                                 Manhattan Dialysis Center.

Allen L. Thomas         58       Mr. Thomas was General Counsel of General                II
                                 Atlantic Group Ltd., a holding company for
                                 interests in the hotel, retail, leisure, health
                                 club, software and property industries, from
                                 1992 until 1994. In 1994, he began investing
                                 privately and providing business and legal
                                 advice, which continues to the present. In
                                 addition, since 1995, Mr. Thomas has served as
                                 General Counsel and Director of Penna Holdings,
                                 Plc, a human resources consulting firm. From
                                 March 1995 until December 1995, he was a
                                 non-executive director of Ockham Holdings Plc,
                                 an insurance and stock brokerage firm. Since
                                 January 1996 he has served as the Chairman of
                                 that company.


        The Soliciting Shareholder Nominees will bring to the Board extensive experience in finance and health care, including Mr. Homick's experience as interim chief executive officer for Group Health Hospitalization and Medical Services, Inc., a health care insurer, and Mr. Sosnow's experience as Chief Executive Officer of Patient Care, Inc., a New Jersey home health services provider, and vice chairman of the board of directors of Athena Healthcare, Inc., which is in the business of physician practice management.

        The Soliciting Shareholder Nominees are committed, subject to their fiduciary duties, to pursuing strategic alternatives to enhance shareholder value, including a sale of the Company or its assets. The Soliciting Shareholder Nominees have no present intention to change the existing senior management of the Company. The Soliciting Shareholder Nominees intend to appoint a committee to oversee the implementation of the plan to pursue strategic alternatives. The Soliciting Shareholder contemplates that the committee will retain appropriate professionals to assist in such implementation. Subject to their fiduciary duties, the Soliciting Shareholder Nominees expect to support the Soliciting Shareholder's request for reimbursement of costs and expenses in connection with this solicitation. The Soliciting Shareholder does not intend to seek any other compensation in connection with this solicitation or the implementation of the strategic plan.

        On November 11, 1971, the Soliciting Shareholder was named as one of 44 defendants in a civil lawsuit brought by the Securities and Exchange Commission (the "Commission") in the United States District Court for the Southern District of New York in an action entitled Commission v. Everest Management Corporation, et al., Case No. 71 Civ. 4932. The complaint contained 45 claims, only 3 of which named the Soliciting Shareholder. The claims against the Soliciting Shareholder were based on alleged violations of section 17 of the Securities Act of 1933, section 10(b) of the Securities Exchange Act of 1934 and sections 206(1) and (2) of the Investment Advisers Act of 1940.


        On November 6, 1973, the Soliciting Shareholder consented to the entry of a Final Judgment of Permanent Injunction in connection with the complaint, without admitting any of the allegations in the Complaint, without trial or adjudication of, or finding on, any issue of fact or law or any wrongdoing or liability on the part of the Soliciting Shareholder and without the Final Judgment constituting evidence or admission with respect to any such issue. The injunction prohibits the Soliciting Shareholder from violating certain provisions of the federal securities laws.


        Messrs. Dupee, Gittes and Mills, Ms. Perkins and Mr. Thomas reside in London. Because these individuals reside outside the United States, additional procedural requirements may have to be satisfied in order to effect service of process on them or to enforce judgments against them for liabilities under the federal securities laws or for breaches of fiduciary duty. These nominees believe that their residence outside the United States will not impair their ability to act effectively as directors of the Company.

        It is possible that the Board Increase Proposal will be adopted but that the Soliciting Shareholder Nominees will not be selected to fill the newly-created directorships. This could occur if the Soliciting Shareholder Nominees fail to receive the requisite vote from Shareholders or if a court determines that the Soliciting Shareholder Nominees have not been validly nominated because the Soliciting Shareholder did not comply with the advance notice requirements contained in the Bylaws. In such event, the existing Board could fill the directorships or Shareholders could do so at a future Shareholder's meeting.

Employment Agreement.

        The Employment Agreement dated April 1, 1996, as amended on February 11, 1997 and March 28, 1998 (the "Employment Agreement"), between the Company and Peter J. Ratican ("Ratican") provides that in the event of a Change of Control of the Company, Ratican may elect to terminate the Employment Agreement within 120 days of such Change of Control (the "Change of Control Period"), in which case such Ratican will be entitled to receive an amount (the "Change of Control Payment") equal to 2.99 times his average annualized compensation from all sources from and relating to the Company which is includable in his gross income, including the value of unexercised options and termination of forfeiture restrictions on shares of common stock, for the most recent five taxable years ending with and including the calendar year in which the Change of Control occurs. All options held by Ratican to purchase shares of common stock not otherwise already vested pursuant to the terms of such options and all shares of restricted stock not otherwise already vested pursuant to the terms of the applicable Restricted Stock Agreement shall vest immediately upon such termination. In addition, if the Employment Agreement is terminated by the Company for any reason other than "Cause" (as defined in the Employment Agreement) during the Change of Control Period, Ratican is entitled to receive the Change of Control Payment.


        "Change of Control" is defined to include the Continuing Directors of the Company ceasing to constitute a majority of the Board. Continuing Directors are those persons who were directors on April 1, 1996 and those persons who were nominated for election by the stockholders or appointed, in each case, by the affirmative vote of a majority of Continuing Directors then serving on the Board. The Soliciting Shareholder Nominees will, if elected, constitute a majority of the Board, so their election will be a Change of Control under the Employment Agreement.

        Ratican's salary, bonus and other compensation received in the past five years, based on information in the Company's Form 10-Ks for the years ending December 31, 1995, 1996 and 1997, are set forth in the chart below. The Change of Control Payment would equal 2.99 times Ratican's average annualized compensation from all sources for the last five years. There is no assurance that this information includes all sources of compensation that would be used in computing the Change of Control Payment.




    Year          Salary     Reorganization   Bonus        Stock Option     Restricted     All Other
    ----          ------         Bonus        -----           Awards       Stock Awards   Compensation
                                 -----                        ------       ------------   ------------

    1993         $425,000       $18,513                                                     $7,070
    1994          425,000                                                                    5,539
    1995          425,000        25,278       $356,862                      $1,048,125       4,500
    1996          481,250                      146,872     70,000 (#)                        4,500
    1997          500,000        71,993                    70,000 (#)                        4,800



        Under the Employment Agreement, Ratican is also entitled to a sale bonus (the "Sale Bonus") upon the sale of the Company or substantially all of its assets or upon a merger in which the Company's shareholders cease to own a majority of the outstanding voting capital stock of the Company (a "Sale"), if after a Change of Control a definitive agreement with respect to a Sale which is consummated is entered into (a) within one year if Ratican elects to terminate the Employment Agreement as a result of the Change of Control or the Employment Agreement terminates during the Change of Control Period as a result of Ratican's death or incapacity, or (b) on or before March 31, 2001 if the Company elects to terminate the Employment Agreement without Cause or if Ratican terminates the Employment Agreement for Good Reason (as defined in the Employment Agreement).

        The amount of the Sale Bonus is computed using a formula which is based on percentages of the excess (the "Excess") of (a) the consideration received from the Sale over (b) the Initial Value of the Company, which is equal to $147,000,000. The applicable percentages range from 2% of any Excess up to $50,000,000, to 5% of any Excess of $200,000,001 or more.

Vote Required to Fill Newly-Created Directorships Resulting From an Increase in the Size of the Board.

        Under the Company's restated certificate of incorporation and the Bylaws, holders of a majority of the outstanding Shares may fill vacancies on the Board, which are defined to include new directorships resulting from an increase in the size of the Board. Under Delaware law, absent a limitation in the certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken by written consent. See "Consent Procedures." In addition, the Board Increase Proposal will clarify that the advance notice requirements of Article II, Section 14 of the Bylaws do not apply to the election of directors by written consent of shareholders.

        The Company has sought a declaratory judgment that the Soliciting Shareholder's proposals to amend the Bylaws and elect an additional ten directors are invalid under Delaware law, based in part on the view that the Soliciting Shareholder must comply with the advance notice requirements of
Article II, Section 14 of the Bylaws in order to elect directors by written consent, whether or not the Board Increase Proposal is adopted. The Soliciting Shareholder has received an opinion from Messrs Potter, Anderson & Corroon, his Delaware counsel, to the effect that those requirements do not apply to the election of directors by Shareholders written consent and that if they did apply, Shareholders can eliminate such requirements by a Bylaw amendment adopted prior to or simultaneously with the election of a Board candidate as to which timely notice was not submitted. See "Consent Procedure."

        If the Company prevails in its argument that the advance notice requirements apply to the election of directors by written consent, any newly-created directorships resulting from adoption of the Board Increase Proposal may not be filled by Shareholders pursuant to this Consent Solicitation since the Soliciting Shareholder has not complied with those advance notification requirements. Instead, those directorships may be filled by the existing Board or by Shareholders voting at a meeting of shareholders.

                            THE MAXICARE RIGHTS PLAN

        The Company has filed a Form 8-K Report with the Securities and Exchange Commission stating that on February 24, 1998, the Board had declared a distribution to Shareholders of preferred stock purchase rights of the type commonly known as a "Poison Pill." The Company's description of the Poison Pill is attached to this Solicitation Statement as Exhibit A.


        The election of the Soliciting Shareholder Nominees and Shareholder approval of the three Proposals set forth in this Consent Solicitation will not trigger any rights under the Poison Pill. However, following the election of the Soliciting Shareholder Nominees, the Board may wish to enter into certain transactions which could not be accomplished unless the Poison Pill were redeemed or otherwise made inapplicable to the transaction. While the Company retains the power to redeem the rights under the Poison Pill at a nominal price, the Poison Pill includes a provision ("Dead Hand Clause") that does not allow the Poison Pill to be redeemed unless redemption is approved by a majority of the independent directors who are "Continuing Directors" (defined in the Company's description of the Poison Pill as "the members of the Board of Directors as of February 24, 1998 or persons recommended to succeed a Continuing Director by a majority of Continuing Directors"). The Soliciting Shareholder has received an opinion from Messrs. Potter, Anderson & Corroon, his Delaware counsel, that, although there are no Delaware decisions directly on point, it is their opinion that the Dead Hand Clause in the Maxicare Poison Pill is not valid under Delaware law. As described below in the Section entitled "Certain Litigation," the Soliciting Shareholder has commenced an action in the Delaware Court of Chancery seeking, among other things, declaratory and injunctive relief holding that the Poison Pill and the Dead Hand Clause are invalid and unenforceable.

        If the Dead Hand Clause is upheld, it could adversely affect the ability of the Soliciting Shareholder Nominees to implement strategic transactions involving structures that trigger the Poison Pill, such as an acquisition that includes a tender offer by the acquiror. However, the Dead Hand Clause would not affect the Soliciting Shareholder Nominees' ability to effect strategic transactions that do not trigger the Poison Pill, such as asset sales or mergers in which the other party or its Shareholders do not acquire a sufficient number of Shares to trigger the Poison Pill.


                               CERTAIN LITIGATION

        Contemporaneously with the filing of this preliminary Consent Solicitation, the Soliciting Shareholder filed complaints in the Court of Chancery for the State of Delaware in and for New Castle County (the "State Court Complaint") and in the United States Federal District Court for the District of Delaware (the "Federal Court Complaint"). Both complaints name the Company as a defendant and the State Court Complaint names, in addition, the current members of the Board (the "Director Defendants") as defendants.

        The Federal Court Complaint seeks a declaratory judgment that the materials the Soliciting Shareholder has filed with the Securities and Exchange Commission relating to this solicitation, including this Consent Solicitation, comply with the federal securities laws, including Rule 14a-9 promulgated pursuant to Section 14(a) of the Securities and Exchange Act of 1934, 15 U.S.C.
section 78n(a).


        The State Court Complaint describes the Company's Bylaws and the Proposals set forth in this Consent Solicitation and seeks a declaratory judgment that (a) holders of a majority of the outstanding Shares entitled to vote may increase the authorized number of directors on the Board and may amend the Bylaws (i) to reflect that increase and (ii) to clarify that the requirements of Article II, Section 14 of the Bylaws do not apply to nominees selected to fill vacancies or newly-created directorships by written consent (such Bylaw amendments are referred to in this "Certain Litigation" section as the "Amendments"); (b) any action by the Director Defendants to obstruct, undermine, delay, repeal or amend the Amendments would violate Delaware law and the Bylaws and would constitute a breach of the Director Defendants' fiduciary duties; (c) any action by the Director Defendants to adopt new Bylaws or amend the Bylaws to require supermajority shareholder approval to enact the Amendments would violate the Bylaws and Delaware law and would constitute a breach of the Director Defendants' fiduciary duties; (d) Article II, Section 14 of the Bylaws applies only to directors to be elected at an annual or special meeting of the shareholders and not to those to be elected by written consent, or, in the alternative, that if the Amendments are approved by written consent of the holders of a majority of the outstanding shares entitled to vote, that Article II, Section 14 does not apply to the Soliciting Shareholder Nominees and their election by written consent; and (e) the Dead Hand Clause violates Delaware law and is thus invalid and unenforceable. The State Court Complaint seeks permanent and preliminary injunctive relief enjoining the Director Defendants from enforcing or implementing the Poison Pill. The purpose of seeking the declaratory relief sought in the state court litigation is to obtain a judicial determination as expeditiously as possible that this consent solicitation is legally valid and that a new Board majority may be elected as set forth in this Solicitation Statement.

        A counterclaim asserted by the Company in its answer to the State Court Complaint seeks a declaratory judgment that the Soliciting Shareholder's proposals to repeal bylaws adopted by the Board since March 27, 1998, to amend the Bylaws and to elect 10 additional directors are invalid under Delaware law. That claim is based on the Company's view that, after giving effect to the March Bylaw Amendments, the Bylaws require the affirmative vote of holders of 80% of the outstanding Shares in order to amend the Bylaws and that Shareholders must comply with the advance notice requirements in the Bylaws for proposals or nominations at shareholders' meetings (which the Soliciting Shareholder has not done) in order to amend the Bylaws or elect directors by written consent. The Company also seeks a declaratory judgment that the March Bylaw Amendments are valid.

        The counterclaim asserted in the Company's answer to the Federal Court Complaint alleges that the Soliciting Shareholder's preliminary consent solicitation statement violates Section 14(a) of the Securities Exchange Act and Rule 14a-9 promulgated thereunder because the statement fails to disclose material facts necessary to make the preliminary statement not misleading. The counterclaim alleges that, among other omissions and misstatements, the preliminary statement's discussion of the vote necessary to enact the Proposals is inaccurate in light of the March Bylaw Amendments.

        The Soliciting Shareholder has received an opinion from Messrs. Potter, Anderson & Corroon, his Delaware counsel, that the March Bylaw Amendments are invalid and that Shareholders are not required to comply with the advance notice requirements contained in Article II, Section 14 of the Bylaws. See "Consent Procedure" and "Recent Developments." However, there is no assurance that the Soliciting Shareholder will prevail in the state-court or federal-court litigation.


                         CERTAIN INFORMATION CONCERNING
                THE SOLICITING SHAREHOLDER AND OTHER PARTICIPANTS
                               IN THE SOLICITATION


        The Soliciting Shareholder, J.O. Hambro Capital Management Limited ("Hambro"), North Atlantic Smaller Companies Investment Trust ("North Atlantic") and American Opportunity Trust ("Opportunity") have entered into an oral agreement under which the costs of this solicitation are shared 40% by the Soliciting Shareholder, 40% by North Atlantic and 20% by Opportunity.

        North Atlantic and Opportunity are both investment funds. Hambro is an investment advisor for funds, including North Atlantic and Opportunity. Hambro receives an investment management fee from North Atlantic equal to 1% of gross assets less current liabilities at each year end. Hambro receives an investment management fee from Opportunity equal to 0.5% of gross assets less current liabilities at each year end. The principal place of business for Hambro, North Atlantic and Opportunity is at 10 Park Place, London SW1A 1LP, England. Of the Soliciting Shareholder Nominees, Mr. Gittes, Mr. Mills and Ms. Perkins are officers and/or directors of any of Hambro, North Atlantic and Opportunity. Mr. Dupee has invested in one or more funds managed by Hambro but has no other relationship with Hambro, North Atlantic or Opportunity. None of Hambro, North Atlantic or Opportunity will receive any fee in connection with this solicitation.

        The participants in this solicitation (the "Participants"), which consist of the Soliciting Shareholder, Hambro, North Atlantic, Opportunity and the Soliciting Shareholder Nominees, own, in the aggregate, 823,300 Shares or 4.59% of the outstanding shares of Common Stock. In addition, 78,850 shares of Common Stock are held in accounts over which J.O. Hambro Investment Management Limited, an affiliate of Hambro, has discretionary authority. J.O. Hambro Investment Management Limited is not a Participant in this solicitation. Certain information about the Participants is set forth in the Schedules attached hereto. Schedules III, IV, V, VI and VII set forth information about transactions in, and beneficial ownership of, Common Stock by the Participants.


        Except as set forth in this Solicitation Statement or in the Schedules hereto, to the best knowledge of the Soliciting Shareholder, none of the Soliciting Shareholder, any of the persons participating in this solicitation on behalf of the Soliciting Shareholder, or any associate of any of the foregoing persons (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially,
(iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year, (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party, (viii) knows of any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries is to be a party, in which the amount involved exceeds $60,000 and in which any of the Soliciting Shareholder, any of the persons participating in this solicitation on behalf of the Soliciting Shareholder or any of their respective associates had, or will have, a direct or indirect material interest, or (ix) has been convicted during the last ten years in a criminal proceeding (excluding traffic violations or other similar misdemeanors). In addition, except as set forth in this Solicitation Statement or in the Schedules hereto, to the best knowledge of the Soliciting Shareholder, none of the Soliciting Shareholder, any of the persons participating in this solicitation on behalf of the Soliciting Shareholder, or any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

                                  VOTING RIGHTS


        According to the Company's Form 10-K for the year ended December 31, 1997, as of March 25, 1998, 17,925,381 Shares were outstanding and entitled to vote. The Soliciting Shareholder believes that the Shares are the only outstanding class of securities of the Company entitled to act by written consent. Each Share is entitled to one vote. For a description of the vote required to adopt the Proposals, see "Proposals--Vote Required for Adoption" under each of the Proposals and in the forepart of this Solicitation Statement under "Vote Required to Enact the Proposals."


                               GENERAL INFORMATION


        This Solicitation Statement and the accompanying GOLD Consent Card are first being made available to Shareholders on or about April ___, 1998. Executed Consent Cards will be solicited by mail, advertisement, telephone, telecopier and in person. Solicitation will be made by the Soliciting Shareholder, Christopher Mills and Robert M. Davies, none of whom will receive additional compensation for such solicitation. Consents will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. The Soliciting Shareholder has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. The Soliciting Shareholder will reimburse these record holders for their reasonable out-of-pocket expenses.


        In addition, the Soliciting Shareholder has retained MacKenzie to solicit consents, for which MacKenzie will be paid a fee of approximately $______. MacKenzie will be reimbursed for its reasonable expenses.

        If the Soliciting Shareholder Nominees are elected, the Soliciting Shareholder intends to ask the Board to have the Company reimburse the Soliciting Shareholder for costs and expenses incurred in connection with this solicitation. The Soliciting Shareholder does not intend to request that his reimbursement request be submitted to a vote of the

Shareholders. Costs incidental to this solicitation, including expenditures for printing, postage, legal and related expenses are expected to be approximately $_______.

                         REVOCABILITY OF SIGNED CONSENTS

        You may revoke your Consent at any time by executing and delivering a written revocation to the Company (please send a copy of any revocation sent to the Company to MacKenzie so the Soliciting Shareholder is aware of the revocation) or by delivering a later-dated Consent voting against the Proposals. Such a revocation must clearly state that your Consent Card is no longer effective. Any revocation of a Consent will not affect any action taken pursuant to the Consent prior to such revocation.

        IF YOU HAVE ANY QUESTIONS ABOUT GIVING YOUR CONSENT OR REQUIRE ASSISTANCE, PLEASE CONTACT MACKENZIE TOLL-FREE AT (800) 322-2885.

                                   SCHEDULE I

        INFORMATION CONCERNING THE SOLICITING SHAREHOLDER AND SOLICITING
                              SHAREHOLDER NOMINEES


        Each of the Soliciting Shareholder Nominees is a Participant in the solicitation and the name and present principal occupation or employment of each of the Soliciting Shareholder Nominees is set forth in the body of this Solicitation Statement under the Filling of Newly-Created Directorships Proposal. The principal business addresses of each of the Soliciting Shareholder Nominees are set forth on Schedule II.


        Consents may be solicited by mail, advertisement, telephone, telecopier and in person.

                                   SCHEDULE II
         PRINCIPAL BUSINESS ADDRESSES OF SOLICITING SHAREHOLDER NOMINEES

George H. Bigelow       The Americana Group LLC
                        535 Boylston Street
                        Boston, MA  02116

Robert M. Davies        The Menai Group LLC
                        100 First Stamford Place, 6th floor
                        Stamford, CT 06902

Paul R. Dupee Jr.       10 Wilton Row
                        London SW1X 7NR
                        England

Richard A. Eddy         Mesa Verde Villas
                        553 Irvine Avenue
                        Newport Beach, CA  92660


Enrique F. Gittes       North Atlantic Smaller Companies Investment Trust Plc
                        c/o J.O. Hambro Capital Management Limited
                        10 Park Place
                        London SW1A 1LP
                        England


Peter Homick            55 Biltmore Estates
                        Phoenix, AZ  85106


Christopher Mills       J.O. Hambro Capital Management Limited
                        10 Park Place
                        London SW1A 1LP
                        England

Claudia Perkins         J.O. Hambro Capital Management Limited
                        10 Park Place
                        London SW1A 1LP
                        England


Lawrence Sosnow         850 Park Avenue
                        New York, NY  10021

Allen Thomas            Penna Holdings Plc
                        2 Fore Street
                        London
                        England

                                  SCHEDULE III

     TRANSACTIONS IN THE COMPANY'S SECURITIES BY THE SOLICITING SHAREHOLDER
                               AND HIS AFFILIATES

        The following table sets forth information with respect to all purchases and sales of Common Stock of the Company by the Soliciting Shareholder and his affiliates during the past two years. Except as set forth in Schedules III, IV and V, no Participant has purchased or sold securities of the Company within the past two years.


             DATE               NUMBER OF SHARES                 PRICE
             ----               ----------------                 -----
            5/7/96
            7/1/96                    5,000                     17.0000
            7/2/96                    1,000                     15.3750
            7/5/96                    1,000                     15.7500
           7/12/96                    1,000                     14.7500
           7/19/96                    1,000                     14.7500
           7/23/96                    1,000                     14.2500
           7/26/96                    1,000                     15.0000
           7/30/96                    4,000                     15.1250
           8/20/96                    4,000                     17.3281
           9/20/96                    2,000                     17.8750
           9/23/96                    1,000                     19.2500
          11/20/96                   -3,000                     21.7500
          11/21/96                   -2,500                     22.5000
            3/7/97                   -2,500                     24.3750
           3/20/97                   -5,000                     25.8750
           7/25/97                    5,000                     19.7250
            8/6/97                    5,000                     19.4500
            8/7/97                    3,000                     19.0000
           8/11/97                    2,000                     17.8750
           8/19/97                    2,000                     17.3750
           9/25/97                    3,000                     18.9896
           10/7/97                    6,000                     18.5208
           10/8/97                   16,800                     19.8006
           10/9/97                   13,000                     19.5865
          10/10/97                    5,200                     19.6250
          10/10/97                    4,000                     19.2969
          10/20/97                    3,000                     18.5000
          10/20/97                    2,000                     18.5000
          10/20/97                    1,300                     18.4688
          10/22/97                    4,000                     15.5313
          10/22/97                   10,000                     17.5000
          10/22/97                    5,000                     15.2500
           11/3/97                    5,000                     14.2625
           11/7/97                   10,000                     13.0000
          12/15/97                    5,000                     10.5000
          12/15/97                    2,200                     10.0000
          12/16/97                   10,000                     10.5000
           1/26/98                    3,500                      8.5188
            2/6/98                    8,000                      7.9606
           2/10/98                    4,000                      9.1813
           2/17/98                    4,600                      9.5300



                                      -18-









           2/18/98                    5,500                      9.6000
           2/25/98                    2,000                     10.2562
            3/2/98                    4,000                      9.7500
            3/3/98                    1,200                      9.5000
            3/5/98                    8,800                      9.7500
            3/9/98                    8,500                      9.8750
           3/12/98                   10,300                     10.7500
           3/13/98                    5,000                     10.9375
           3/13/98                    5,000                     10.9338
           3/13/98                    5,000                     10.9325
           3/20/98                   10,700                     12.6210
           3/26/98                   20,600                     11.7560
           3/27/98                   11,000                     11.9375
           3/27/98                      900                      12.000
            4/1/98                   40,000                     11.6250
            4/2/98                   15,000                     11.6250

                                   SCHEDULE IV


    TRANSACTIONS IN THE COMPANY'S SECURITIES BY HAMBRO, NORTH ATLANTIC AND
                              OPPORTUNITY

        The following table sets forth information with respect to all purchases and sales of Common Stock of the Company by Hambro, North Atlantic and Opportunity during the past two years. Except as set forth in Schedules III, IV and V, no Participant has purchased or sold securities of the Company within the past two years.



     PARTICIPANT                DATE                NUMBER OF SHARES
     -----------                ----                ----------------
   North Atlantic             3/29/96                    25,000
       Hambro                 6/12/96                     1,500
       Hambro                 6/21/96                     4,000
   North Atlantic             6/24/96                    25,000
       Hambro                  7/1/96                       300
       Hambro                  7/1/96                     2,000
       Hambro                 12/3/96                     1,500
       Hambro                  3/3/97                       500
       Hambro                 3/14/97                    -2,000
       Hambro                  5/6/97                     1,000
       Hambro                 5/28/97                     1,000
       Hambro                  6/2/97                       500
       Hambro                 6/30/97                     2,000
       Hambro                 6/30/97                       500
       Hambro                 7/28/97                     3,000
       Hambro                 7/28/97                       200
       Hambro                 7/28/97                       200
       Hambro                 7/28/97                       500
       Hambro                  8/6/97                       200
       Hambro                  8/6/97                       500
       Hambro                 8/20/97                       200
       Hambro                 8/20/97                       300
       Hambro                 8/20/97                     3,000
       Hambro                  9/2/97                       300
       Hambro                  9/2/97                       300
       Hambro                  9/2/97                       500
   North Atlantic            11/11/97                    74,500
     Opportunity             11/12/97                    40,000
       Hambro                12/18/97                     2,000
   North Atlantic            12/19/97                       500
     Opportunity             12/28/97                    50,000
       Hambro                 2/12/98                     1,500
       Hambro                 2/12/98                     1,300
       Hambro                 2/12/98                     1,200
       Hambro                 2/12/98                     1,000
   North Atlantic             3/20/98                    85,000
   North Atlantic             3/20/98                    20,000
       Hambro                  4/2/98                    35,000

                                   SCHEDULE V

         TRANSACTIONS IN THE COMPANY'S SECURITIES BY OTHER PARTICIPANTS

        The following table sets forth information with respect to all purchases and sales of Common Stock of the Company during the past two years by participants in the solicitation other than the Soliciting Shareholder, Hambro, North Atlantic, Opportunity and their respective affiliates. Except as set forth in Schedules III, IV and V, no participant in this solicitation has purchased or sold securities of the Company within the past two years.

GEORGE H. BIGELOW:

        On March 16, 1998, Mr. Bigelow purchased 1,000 shares of the Company's Common Stock at a price of $11.0625 per share.

ENRIQUE F. GITTES:


        Mr. Gittes does not directly own any shares of the Company's Common Stock. He is a Director of North Atlantic, whose ownership of and transactions in the Common Stock are set forth in this Consent Solicitation and Schedules IV and VI hereto. Mr. Gittes expressly disclaims beneficial ownership of the shares of the Company's Common Stock owned by North Atlantic.


CHRISTOPHER MILLS:


        Christopher Mills does not directly own any shares of the Company's Common Stock. He is chief executive officer of, and owns 11% of the outstanding voting stock of, North Atlantic and is therefore may be deemed to be an affiliate of North Atlantic. Mr. Mills is a director and 0.8% shareholder of Opportunity. Mr. Mills is a director of Hambro. Hambro's, North Atlantic's and Opportunity's ownership and transactions are set forth in this Consent Solicitation and Schedules IV and VI hereto. Mr. Mills expressly disclaims beneficial ownership of the shares of the Company's Common Stock owned by North Atlantic, Opportunity and Hambro.


CLAUDIA PERKINS:


        Claudia Perkins does not directly own any shares of the Company's Common Stock. She is a Director of Hambro, whose ownership of and transactions in the Common Stock are set forth in this Consent Solicitation and Schedules IV and VI hereto. Ms. Perkins expressly disclaims beneficial ownership of the shares of the Company's Common Stock owned by Hambro.


LAWRENCE SOSNOW:


        On March 13, 1998, Mr. Sosnow purchased 7,000 shares of the Company's Common Stock for $10.984 per share. On March 19, 1998, Mr. Sosnow purchase 2,000 Shares of Common Stock for $11.7094 per share.

                                   SCHEDULE VI
                              SECURITY OWNERSHIP OF
                                  PARTICIPANTS
                               AS OF APRIL 6, 1996



   TITLE OF                 NAME AND                   AMOUNT AND NATURE              PERCENT
    CLASS         ADDRESS OF BENEFICIAL OWNER      OF BENEFICIAL OWNERSHIP            OF CLASS
   --------       ---------------------------      -----------------------           ----------
Common Stock     Paul R. Dupee, Jr.               312,100 shares owned directly       1.86%
                 10 Wilton Row                    21,000 shares beneficially
                 London SW1X7NR                   owned; owned by Providence
                 England                          Capitol Enterprises, Inc.,
                                                  a corporation all of whose
                                                  capital stock is owned by
                                                  Mr. Dupee

Common Stock     J.O. Hambro Capital Management   480,200 shares beneficially        2.68%
                 Limited                          owned; shares are held in         (includes
                 10 Park Place                    accounts (including North          shares owned
                 London SW1A 1LP                  Atlantic and Opportunity)         by North
                 England                          over which Hambro has              Atlantic and
                                                  discretionary authority.           Opportunity)

Common Stock     North Atlantic Smaller           305,000 shares owned               1.70%
                 Companies Investment Trust Plc   directly
                 10 Park Place
                 London SW1A 1LP
                 England

Common Stock     American Opportunity Trust       90,000 shares owned directly       0.5% (includes
                 10 Park Place                                                       shares subject
                 London SW1A 1LP                                                     to put option)
                 England

Common Stock     George Bigelow                   1,000 shares owned directly        .0056%
                 The Americana Group LLC
                 535 Boylston Street
                 Boston, MA 02116

Common Stock     Lawrence Sosnow                  9,000 shares owned directly         0.05%
                 850 Park Avenue
                 New York, NY 10021

                                  SCHEDULE VII

In addition to the transactions in, and ownership of, the Company's securities by Hambro, North Atlantic and Opportunity listed in Schedules IV and VI, options have been sold and remain outstanding as set forth in the following chart:


    SELLER      TYPE OF OPTION   EXPIRATION   NUMBER OF SHARES SUBJECT TO OPTION      STRIKE PRICE
    ------      --------------      DATE      ----------------------------------      ------------
                                    ----
 Opportunity          Put        June 1998                10,000                   $12.50
North Atlantic       Call        September               105,000                    12.50
                                    1998

                                                                       Exhibit A
                          THE COMPANY'S DESCRIPTION OF
                                 THE POISON PILL

                  On February 24, 1998, the Board of Directors of Maxicare Health Plans, Inc. (the "Corporation") declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $0.01 per share (the "Common Shares"), of the Corporation. The dividend is payable to the stockholders of record on March 16, 1998 (the "Record Date"), and with respect to Common Shares issued thereafter, until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one five-hundredth of a share of Series B Preferred Stock, $0.01 par value (the "Preferred Shares"), of the Corporation at a price of $45.00 per one five-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), dated as of February 24, 1998.

                  Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) the date of a public announcement that, without the prior consent of a majority of the Disinterested Directors (as defined below), a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined), or (ii) 10 days (or such later date as the Board may determine) following the commencement or announcement of an intention to make a tender or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date").

A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person". The date that a person or group announces publicly that it has become an Acquiring Person is the "Shares Acquisition Date". Any current holder that has previously advised the Corporation that it holds in excess of 15% of the Common Shares has been "grandfathered" with respect to its current position, including an allowance for certain small incremental additions thereto.

                  "Disinterested Directors" are "Continuing Directors" who are not officers or employees of the Corporation and who are not Acquiring Persons or their affiliates, associates or representatives of any of them, or any person who was directly or indirectly proposed or nominated as a director of the corporation by an Acquiring Person or certain related parties and "Continuing Directors" are the members of the Board of Directors as of February 24, 1998 or persons recommended to succeed a Continuing Directors by a majority of Continuing Directors.

                  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights Agreement being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 23, 2008, unless earlier redeemed by the Corporation as described below.

                  In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of the Disinterested Directors determines to be adequate and in the best interests of the Corporation and its stockholders, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive upon exercise Common Shares or one five-hundredth of a share of Preferred Shares (or, in certain circumstances, other securities of the Corporation) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

                  In the event that, at any time following the Shares Acquisition Date, (i) the Corporation consolidates with, or merges into, an Acquiring Person, or an affiliate or associate thereof, or any person or entity in which such Acquiring Person, affiliate or associate has an interest or which is acting in concert with such Acquiring Person, affiliate or associate (an "Interested Stockholder"), or any other entity (if all holders of Common Shares are not treated alike in such transaction), (ii) an Interested Stockholder or any other entity (if all holders of Common Shares are not treated alike in such transaction) consolidates with, or merges into the Corporation (other than, in the case of either transaction described in (i) and (ii) above and certain reorganization transactions), or (iii) the Corporation sells or otherwise transfers (in one transaction or a series of transactions) 50% or more of the assets or earning power of the Corporation to an Interested Stockholder or to any other entity (if all holders of Common Shares are not treated alike in such transaction), proper provision shall be made so that each holder of a

Right (except Rights which previously have been voided as set forth below) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring or surviving company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) having a value equal to two times the exercise price of the Right.

                  The Purchase Price payable, and the number of Preferred Shares, Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding cash dividends) or of subscription rights or warrants (other than those referred to above).

                  The number of outstanding Rights and the Purchase Price payable are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                  Preferred Shares purchasable upon exercise of the Rights will not be redeemable, except at the election of the Corporation for Common Shares. Each Preferred Share will be entitled to a dividend per share of 500 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled (after the payment of any liquidation preference on any other series of preferred stock) to $100 per share, plus the holders of the Preferred Shares and the holders of the Common Shares will share the remaining assets in the ratio of 500 to 1 (as adjusted) for each Preferred Share and Common Share so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which

Common Shares are exchanged, each Preferred Share shall be entitled to receive 500 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                  With certain exceptions, no adjustment in the Purchase Price shall be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are one five-hundredths or integral multiples of one five-hundredths of a Preferred Share, which may, at the election of the Corporation, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise or if the Preferred Shares are not traded, the market price of the Common Shares on such date.

                  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the Common Shares, the Board of Directors of the Company (with the approval of a majority of the Disinterested Directors) may exchange the Rights (other than the Rights owned by the Acquiring Person or its affiliates and associates, which shall have become void) at an exchange ratio of one Common Share per Right (subject to adjustment). The Board of Directors can substitute one five-hundredths of a Preferred Share for some or all of the Common Shares per Right.

                  At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other circumstances, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") which redemption shall be effective upon the action of the Board of Directors (with the approval of a majority of the Disinterested Directors). Additionally, following the Shares Acquisition Date, the Corporation may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of Common Shares are treated alike but not involving an Acquiring Person or its affiliates or associates and provided further that this redemption right shall not exist for 180 days following the Shares Acquisition Date under certain circumstances.

                  All of the provisions of the Rights Agreement may be amended by the Directors of the Corporation (with the approval of a majority of the Disinterested Directors) prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Corporation, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

                  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement,
Exhibit 4.13 hereto, which is hereby incorporated herein by reference.

                                                                       Exhibit B

                          MAXICARE HEALTH PLANS, INC.
                                SELECTED BYLAWS

                                  ARTICLE II.

     Section 3. SPECIAL MEETINGS. A special meeting of the stockholders may be called at any time for any purpose or purposes by the Board of Directors, the Chairman or Vice-President of the Board, the President of the Corporation or by a committee of the Board which has been duly designated by the Board and whose powers and authority, as provided in a resolution of the Board or in these bylaws, include the power to call such meetings, and such special meetings shall be called by the President of the Corporation at the request in writing of stockholders owning at least a majority in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such stockholders' request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

Section 14.  NOTICE OF STOCKHOLDER BUSINESS AND NOMINATIONS.

(A)  ANNUAL MEETING OF STOCKHOLDERS

     (1) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting delivered pursuant to Section 4 of Article II of these bylaws, (b) by or at the direction of the Chairman of the Board of Directors, or (c) by any stockholder who is entitled to vote at the meeting, who complied with the notice procedures set forth in clauses (2) and (3) or [sic] this subsection (A) and this bylaw and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

     (2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of the foregoing subsection (A) (1) of this bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive officers of the Corporation not less than seventy (70) days nor more than ninety (90) days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than twenty (20) days or delayed by more than seventy (70) days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the seventieth (70th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (a) as to each person who the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any on whose behalf the proposal is made, and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, and (ii) the class and number of shares of the capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.


     (3) Notwithstanding anything in the second sentence of subsection (a) (2) of this bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least eighty
(80) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(B) SPECIAL MEETINGS OF STOCKHOLDERS


     As set forth in Section 3 of Article II above, only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to Section 4 of Article II of these bylaws. Nominations of persons for election to the Board of Directors shall be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors, or (b) by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this bylaw and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. Nominations by stockholders of person [sic] for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice as required by subsection (A) (2) of this bylaw shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation no later than the close of business on the thirtieth (30th) day prior to such special meeting or, if fewer than thirty (30) days notice of such meeting is given, no later than the fifth
(5th) day following the day on which public announcement is first made of the date of the





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special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(C)     GENERAL

        (1) Only persons who are nominated in accordance with the procedures set forth in this bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this bylaw. Except as otherwise provide [sic] by law, the Restated Certificate of Incorporation of the Corporation, as amended, or these bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this bylaw and, if any proposed nomination or business is not in compliance with this bylaw, to declare that such defective proposal or nomination shall be disregarded.

        (2) For purposes of this bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

        (3) Notwithstanding the foregoing provisions of this bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this bylaw. Nothing in this bylaw shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

                                  ARTICLE III.

        Section 2. NUMBER OF DIRECTORS. The number of directors which shall constitute the Board of Directors of the Corporation shall initially be nine
(9). The number of directors may from time to time by [sic] changed, by resolution of the Board of Directors or a majority vote of the outstanding shares entitled to vote thereon. The directors shall, except for filling vacancies (whether resulting from an increase in the number of directors, resignations, removals or otherwise), be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor is elected and qualifies. Directors need not be stockholders.

                                   ARTICLE IX.


        Section 1. AMENDMENT BY STOCKHOLDERS. New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote of holders of a majority of the outstanding shares entitled to vote, unless, as to a particular provision, a higher vote is required by the Certificate of Incorporation or by statute; provided, however, that






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Section 3 of Article II, and Sections 1 and 2 of Article IX of these Bylaws may not be amended or repealed in any respect except by the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding shares entitled to vote thereon ("Voting Shares"), regardless of class and voting class, and, where such action is proposed by an Interested Stockholder or by an Associate or Affiliate of an Interested Stockholder (as such capitalized terms are defined in the Certificate of Incorporation of the Corporation), the affirmative vote of the holders of a majority of all Voting Shares, regardless of class and voting together as a single class, other than shares held by the Interested Stockholder which proposed (or the Affiliate or Associate of which proposed) such action, or any Affiliate or Associate of such Interested Stockholder; provided, however, that where such action is approved by a majority of the Disinterested Directors (as defined in the Certificate of Incorporation of the Corporation), the affirmative vote of a majority of the Voting Shares, regardless of class and voting class, shall be required for approval of such action.

        Section 2. AMENDMENT BY DIRECTORS. Subject to the rights of the Stockholders as provided in Section 1 of this Article IX to adopt, amend or repeal bylaws, bylaws may be adopted, amended or repealed by the Board of Directors.







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                                                                       Exhibit C

                           MAXICARE HEALTH PLANS, INC.

          SELECTED PROVISIONS OF RESTATED CERTIFICATE OF INCORPORATION

        FIFTH: Board of Directors

               A. Number of Directors. The number of directors which shall constitute the board of directors of the Corporation (the "Board") shall be fixed in accordance with the Bylaws of the Corporation.

                                         * * *

               C. Vacancies on Board. Any vacancies occurring in the Board for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the Board, acting by a majority of the directors then in office, although less than a quorum or by the stockholders, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified.







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                                   APPENDIX 1

                                  CONSENT CARD

                           MAXICARE HEALTH PLANS, INC.

                                  CONSENT CARD

                     THIS CONSENT IS SOLICITED ON BEHALF OF
     MR. PAUL R. DUPEE, JR. IN OPPOSITION TO THE BOARD OF DIRECTORS OF THE
                                     COMPANY

         The undersigned hereby acknowledges receipt of the Consent Solicitation (the "Consent Solicitation") in Connection with the Increase in the Authorized Number of Directors, the Amendment of Bylaws and the Election of Directors of Maxicare Health Plans, Inc. (the "Company") and consents with respect to all of the Common Stock, par value $.01 per share of the Company held by the undersigned, to the adoption of each of the proposals set forth herein as such proposals are defined in the Consent Solicitation without a meeting of the stockholders of the Company.

1.  SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE BYLAW REPEAL
    PROPOSAL

[ ]  CONSENTS/FOR           [ ]  WITHHOLDS CONSENT/AGAINST       [ ]   ABSTAIN

2.  SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE BOARD INCREASE
    PROPOSAL

[ ]  CONSENTS/FOR           [ ]  WITHHOLDS CONSENT/AGAINST       [ ]   ABSTAIN

3. SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE ELECTION OF GEORGE BIGELOW, ROBERT DAVIES, PAUL DUPEE JR., RICHARD EDDY, ENRIQUE GITTES, PETER HOMICK, CHRISTOPHER MILLS, CLAUDIA PERKINS, LAWRENCE SOSNOW AND ALLEN THOMAS TO FILL THE NEWLY CREATED DIRECTORSHIPS (THE FILLING OF NEWLY-CREATED DIRECTORSHIPS PROPOSAL)

[ ]  CONSENTS/FOR           [ ]  WITHHOLDS CONSENT/AGAINST       [ ]   ABSTAIN

TO WITHHOLD CONSENT FOR THE ELECTION OF AN INDIVIDUAL NOMINEE, INDICATE SUCH NOMINEE IN THE SPACE ABOVE


                                        The signature on this Consent should
                                        correspond exactly with stockholder's
                                        name as printed to the left. In the case of joint tenancies, co-executors, or co-trustees, both should sign. Persons signing as Attorney, Executor, Administrator, Trustee or Guardian should give their full title.

                                        DATED:---------------------------, 1998

                                        ---------------------------------------
                                                        Signature

                                        ---------------------------------------
                                                           Title

                                        VOTES MUST BE INDICATED
                                        (X) IN BLACK OR BLUE INK

PLEASE SIGN, DATE AND RETURN THIS CONSENT IN THE
ENCLOSED PREPAID ENVELOPE


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